SKADDEN, ARPS, SLATE, MEAGHER & FLOM
	世達國際律師事務所	AFFILIATE OFFICES
PARTNERS	42/F, EDINBURGH TOWER, THE LANDMARK
CHRISTOPHER W. BETTS	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
WILL H. CAI ^		CHICAGO
GEOFFREY CHAN *	TEL: (852) 3740-4700	HOUSTON
ANDREW L. FOSTER *	FAX: (852) 3740-4727	LOS ANGELES
BRADLEY A. KLEIN ˜	www.skadden.com	NEW YORK
CHI T. STEVE KWOK *		PALO ALTO
EDWARD H.P. LAM ♦*		WASHINGTON, D.C.
HAIPING LI *		WILMINGTON
RORY MCALPINE ♦
CLIVE W. ROUGH ♦		BEIJING
JONATHAN B. STONE *		BRUSSELS
FRANKFURT
LONDON
^ (ALSO ADMITTED IN CALIFORNIA)		MOSCOW
♦ (ALSO ADMITTED IN ENGLAND & WALES)		MUNICH
˜ (ALSO ADMITTED IN ILLINOIS)		PARIS
* (ALSO ADMITTED IN NEW YORK)		SÃO PAULO
SEOUL
REGISTERED FOREIGN LAWYER		SHANGHAI
Z. JULIE GAO (CALIFORNIA)		SINGAPORE
TOKYO
	September 24, 2018	TORONTO

VIA EDGAR

Mr. J. Nolan McWilliams

Ms. Julie Griffith

Mr. Lyn Shenk

Ms. Melissa Gilmore

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Niu Technologies (CIK No. 0001744781)
Registration Statement on Form F-1

Dear Mr. McWilliams, Ms. Griffith, Mr. Shenk and Ms. Gilmore:

On behalf of our client, Niu Technologies, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted to the Commission on August 27, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby setting forth the Company’s responses to the comments contained in the letter form the staff of the Commission (the “Staff”) dated September 11, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the Staff’s non-public review, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s prompt feedback to this filing.

Draft Registration Statement on Form F-1

Results of Operations, page 81

1.              We note your response to our prior comment 7. You disclose unit sales of 84,879 and 189,467 and weighted-average revenue per unit of RMB 4,180 and RMB 4,061 in fiscal years 2016 and 2017, respectively. Therefore, it appears (using these rounded figures) that changes attributed to volume and price account for approximately RMB 437.2 million and RMB (22.6 million) of the total change in revenue of approximately RMB 414.6 million from 2016 to 2017. Please revise your disclosure to quantify the effects of changes in both price and volume on revenues and expense categories, where appropriate, for all comparative periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 85 and 87 of the Registration Statement.

Business

Our Competitive Strengths, page 109

2.              We note your response to prior comment 8. Please revise the disclosure in your Business section to provide investors with a balanced view of your business, including possible challenges. To the extent possible, quantify this discussion, such as the expected increase in research and development expenses.

In response to the Staff’s comment, the Company has revised the disclosure on pages 120 and 121 of the Registration Statement.

The Company respectfully advises the Staff that while it expects its research and development expenses to increase in absolute amounts in the near future as it continues to focus on innovations and product introductions, the Company does not view the expected increase in research and development expenses as a negative factor or possible challenge to its business or results of operations, due to the operating leverage that the company has been able and expects to achieve. In addition, the Company is unable to quantify the expected increase in research and development expenses in the future. As any such estimate would be based on numerous assumptions, which would also be subject to change, the Company does not believe quantifying the potential increase in research and development expenses would provide meaningful additional information to the investors.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Allen Lu, partner at KPMG Huazhen LLP, by telephone at +86 10 8508-7805 or via email at allen.lu@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Yan Li, Chairman of the Board of Directors and Chief Executive Officer, Niu Technologies

Hardy Peng Zhang, Chief Financial Officer, Niu Technologies

Allen Lu, Partner, KPMG Huazhen LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP